Equitable Financial Life Insurance Company

Equitable Financial Life Insurance Company of America

Supplement dated May 1, 2024, to the current variable annuity and life prospectuses, initial summary prospectuses, updating summary prospectuses, and modern alternative disclosure annual notices for variable annuity contracts and life policies listed below

This Supplement updates certain information in the most recent prospectus, initial summary prospectuses, updating summary prospectuses, and modern alternative disclosure annual notices (collectively, the “Prospectus”) for the variable annuity contracts and life policies listed in this Supplement. You should read this Supplement in conjunction with the Prospectus and retain it for future reference. Special terms not defined in this Supplement have the same meaning as in the Prospectus. We will send you another copy of the Prospectus or any prior supplement thereto without charge upon request. For additional information, please contact the customer service group referenced in the Prospectus.

The purpose of this Supplement is to provide you with information regarding a proposed Combination involving certain Portfolios available in your contract or policy.

Combination. Subject to board and regulatory approval and any necessary conditions precedent, effective on or about the close of business on June 21, 2024 (the “Effective Date”), the class A shares of each Portfolio listed below will be combining into the class B shares of those substantially similar Portfolios. Therefore, on or about the Effective Date, the class B shares of those Portfolios will be available under your contract or policy and the class A shares of those Portfolios will no longer be available under your contract or policy. If you still have account value allocated to an investment option that invests in the class A shares of each Portfolio on the Effective Date, shares of the class A shares of each Portfolio held for you in the that investment option will be exchanged for shares of the class B shares of those Portfolios of equal value on the Effective Date. There will be no financial impact on your contract or policy.

Each investment option that invests in a class A share of the Portfolio will be closed to all transactions on the Effective Date.

Until on or about June 21, 2024, the below listed class A shares of these Portfolios will be available and, therefore, the following hereby amends the corresponding information in the “Appendix: Portfolio Companies available under the contract” or in the “Appendix: Investment options available under the policy” in your Prospectus. Please note that not all Portfolios listed below may be available currently under your contract or policy:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2023)
				1 year	5 year	10 year
Equity	1290 VT Equity Income — Equitable Investment Management Group, LLC (“EIMG”); Barrow, Hanley, Mewhinney & Strauss, LLC d/b/a Barrow Hanley Global Investors	0.95%	^	5.33%	10.24%	7.24%
Specialty	1290 VT GAMCO Mergers & Acquisitions — EIMG; GAMCO Asset Management, Inc.	1.29%	^	9.47%	4.20%	3.38%
Equity	1290 VT GAMCO Small Company Value — EIMG; GAMCO Asset Management, Inc.	1.06%		21.05%	12.82%	7.94%
Equity	1290 VT Socially Responsible — EIMG; BlackRock Investment Management, LLC	0.92%		27.52%	15.12%	11.32%
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.93%		17.74%	10.59%	7.78%
Asset Allocation	EQ/Aggressive Allocation† — EIMG	1.18%		18.51%	10.23%	7.07%
Asset Allocation	EQ/All Asset Growth Allocation — EIMG	1.25%	^	14.15%	7.69%	5.27%
Equity	EQ/Capital Group Research — EIMG; Capital International, Inc.	0.97%	^	22.98%	14.97%	11.34%
Equity	EQ/ClearBridge Large Cap Growth ESG — EIMG; ClearBridge Investments, LLC	1.00%	^	45.93%	15.80%	10.70%
Equity	EQ/ClearBridge Select Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC, ClearBridge Investments, LLC	1.06%	^	24.62%	15.63%	9.90%
Asset Allocation	EQ/Conservative Allocation† — EIMG	1.00%	^	7.89%	2.58%	2.15%
Asset Allocation	EQ/Conservative-Plus Allocation† — EIMG	1.10%	^	11.01%	4.79%	3.59%
Fixed Income	EQ/Core Bond Index — EIMG; SSGA Funds Management, Inc.	0.64%	^	4.63%	1.05%	1.12%
Equity	EQ/Franklin Small Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Franklin Mutual Advisers, LLC	1.05%	^	14.01%	9.78%	6.35%
Equity	EQ/Global Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.10%	^	21.36%	9.74%	6.29%
Asset Allocation	EQ/Growth Strategy† — EIMG	1.03%		16.49%	8.48%	6.14%
Equity	EQ/International Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.06%		16.76%	7.95%	3.54%

New Biz/Inforce/MAD Notices – Annuities/Life	Catalog No. 800142
#759674

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2023)
				1 year	5 year	10 year
Equity	EQ/International Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Harris Associates LP	1.03%		18.62%	7.62%	3.03%
Equity	EQ/Invesco Comstock — EIMG; Invesco Advisers, Inc.	1.00%	^	12.02%	13.18%	8.70%
Equity	EQ/Invesco Global — EIMG; Invesco Advisers, Inc.	1.10%	^	33.84%	11.75%	7.95%
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.05%		16.96%	13.08%	7.62%
Equity	EQ/JPMorgan Growth Stock — EIMG; J.P. Morgan Investment Management Inc.	0.96%	^	46.34%	12.84%	11.29%
Equity	EQ/JPMorgan Value Opportunities — EIMG; J.P. Morgan Investment Management Inc.	0.96%		10.95%	14.17%	10.13%
Equity	EQ/Large Cap Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.90%		23.87%	14.24%	10.57%
Equity	EQ/Large Cap Growth Index — EIMG; AllianceBernstein L.P.	0.73%		41.56%	18.62%	14.02%
Equity	EQ/Large Cap Growth Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.88%		38.99%	16.20%	12.47%
Equity	EQ/Large Cap Value Index — EIMG; AllianceBernstein L.P.	0.74%		10.67%	10.16%	7.66%
Equity	EQ/Large Cap Value Managed Volatility† — EIMG; AllianceBernstein L.P.	0.87%		14.02%	10.78%	7.83%
Equity	EQ/Loomis Sayles Growth — EIMG; Loomis, Sayles & Company, L.P.	1.05%	^	43.64%	15.65%	13.25%
Equity	EQ/MFS International Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	14.23%	9.27%	6.10%
Equity	EQ/Mid Cap Index — EIMG; AllianceBernstein L.P.	0.65%	^	15.77%	11.88%	8.54%
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.97%		13.14%	10.36%	7.21%
AssetAllocation	EQ/Moderate-Plus Allocation† — EIMG	1.13%		15.24%	8.08%	5.66%
FixedIncome	EQ/PIMCO Ultra Short Bond — EIMG; Pacific Investment Management Company LLC	0.88%	^	5.68%	1.64%	1.26%
Equity	EQ/Small Company Index — EIMG; AllianceBernstein L.P.	0.64%		16.74%	10.07%	7.01%
Equity	EQ/Value Equity — EIMG; Aristotle Capital Management, LLC	0.92%		19.55%	10.05%	6.91%
FixedIncome	Multimanager Core Bond — EIMG; BlackRock Financial Management, Inc., DoubleLine Capital LP, Pacific Investment Management Company LLC, SSGA Funds Management, Inc.	0.87%	^	5.04%	0.61%	1.20%
Specialty	Multimanager Technology — EIMG; AllianceBernstein L.P., FIAM LLC, Wellington Management Company LLP	1.24%	^	49.52%	19.07%	16.18%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“. See “Portfolios of the Trusts” for more information regarding volatility management.

Please note that you may transfer account value out of the investment option that invests in the above class A shares of each Portfolio into any other investment option available under your contract or policy any time prior to the Effective Date. Such transfers will be free of charge and will not count as one of your annual free transfers under your contract or policy. Also, for a period of 60 days after the Effective Date, any account value that was transferred to the investment option that invests in the class B share of the Portfolio as a result of the Combination can be transferred into any other investment option available under your contract or policy free of charge and will not count as one of your annual free transfers. Please refer to your Prospectus for detailed information about investment options.

On or about the Effective Date:

—

The class A share of each Portfolio under your contract or policy will be removed as an investment option, and the corresponding class B share of the Portfolio will be added as an available investment option (subject to any applicable allocation restrictions). If you have account value allocated to the investment option that invests in the class A share of the Portfolio, your contract or policy will be automatically credited with interest in the corresponding investment option that invests in the class B share of the Portfolio. Your interest in the class B share of the Portfolio immediately after the Combination will be equal to your interest in the removed class A share of the Portfolio immediately prior to the Combination.

—	You will not bear any of the expenses related to the Combination, and the Combination will not result in any tax consequences for you.

—

All allocation elections and instructions that include the class A share of the Portfolio(s) will be automatically updated to replace the class A share of the Portfolio(s) with the corresponding class B share of the Portfolio(s) unless you instruct us otherwise.

2

You may wish to consult with your financial professional to determine if your existing allocation instructions should be changed before or after the Effective Date. No action is required on your part. For more information, please contact your financial professional or contact our customer service representative.

Variable Annuity and Life Products List by Portfolio

Target Portfolio	Contract or Policy
1290 VT Equity Income

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® Series 19 Series E

Life Policies: Corporate Sponsored Variable Universal Life; IL Protector; Survivorship 2000SM

1290 VT GAMCO Mergers & Acquisitions 1290 VT GAMCO Small Company Value

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® Series 19 Series E

Life Policies: Corporate Owned Incentive Life®; Incentive Life COLI; Incentive Life COLI ’04;

1290 VT Socially Responsible	Life Policies: Corporate Sponsored Variable Universal Life; Incentive Life® ’02; Survivorship Incentive LifeSM ’02

EQ/AB Small Cap Growth

Annuity Products: EQUI-VEST® (Series 100-500); EQUI-VEST® Employer-Sponsored Retirement Plans; MomentumSM; Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® Series 19 Series E; MomentumSM Plus; Variable Immediate Annuity; Retirement Investment Account®

Life Policies: Corporate Owned Incentive Life®; Corporate Sponsored Variable Universal Life; IL Protector; Incentive Life® ’02; Incentive Life COLI; Incentive Life COLI ’04; Survivorship 2000SM; Survivorship Incentive LifeSM ’02

EQ/Aggressive Allocation	Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0

EQ/Moderate-Plus Allocation	Life Policies: Corporate Owned Incentive Life®; Corporate Sponsored Variable Universal Life; IL Protector; Incentive Life ’02; Incentive Life COLI; Incentive Life COLI ’04; Paramount LifeSM; Survivorship 2000SM; Survivorship Incentive LifeSM ‘02

EQ/All Asset Growth Allocation	Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® Series 19 Series E

EQ/Capital Group Research

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0

Life Policies: Corporate Owned Incentive Life®; Corporate Sponsored Variable Universal Life; Incentive Life® ’02; Incentive Life COLI ’04; Paramount LifeSM; Survivorship Incentive LifeSM ’02

3

Target Portfolio	Contract or Policy

EQ/ClearBridge Large Cap Growth ESG	Life Policies: Corporate Owned Incentive Life®; Incentive Life® ’02; Incentive Life COLI ’04; Survivorship Incentive LifeSM ’02

EQ/Clearbridge Select Equity Managed Volatility	Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0

EQ/Conservative Allocation EQ/Conservative-Plus Allocation	Life Policies: Corporate Owned Incentive Life®; Corporate Sponsored Variable Universal Life; IL Protector; Incentive Life ’02; Incentive Life COLI; Incentive Life COLI ’04; Paramount LifeSM; Survivorship 2000SM; Survivorship Incentive LifeSM ‘02

EQ/Core Bond Index	Life Policies: Corporate Sponsored Variable Universal Life; IL Protector; Incentive Life® ’02; Paramount LifeSM; Survivorship 2000SM; Survivorship Incentive LifeSM ’02

EQ/Franklin Small Cap Value Managed Volatility	Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0

EQ/Global Equity Managed Volatility

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0

Life Policies: Corporate Owned Incentive Life®; Incentive Life® ’02; Incentive Life COLI ’04; Survivorship Incentive LifeSM ’02

EQ/International Core Managed Volatility

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® Series 19 Series E

Life Policies: Incentive Life® ’02; Paramount LifeSM; Survivorship Incentive LifeSM ’02

EQ/International Value Managed Volatility EQ/Large Cap Growth Managed Volatility

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0

Life Policies: Corporate Owned Incentive Life®; Corporate Sponsored Variable Universal Life; Incentive Life® ’02; Incentive Life COLI ’04; Paramount LifeSM; Survivorship Incentive LifeSM ’02

EQ/Invesco Comstock

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® Series 19 Series E

Life Policies: IL Protector; Incentive Life® ’02; Incentive Life COLI; Incentive Life COLI ’04; Survivorship 2000SM; Survivorship Incentive LifeSM ’02

EQ/Invesco Global	Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® Series 19 Series E

4

Target Portfolio	Contract or Policy

EQ/Janus Enterprise

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® Series 19 Series E

Life Policies: Corporate Sponsored Variable Universal Life; IL Protector; Incentive Life® ’02; Incentive Life COLI; Paramount LifeSM; Survivorship 2000SM; Survivorship Incentive LifeSM ’02

EQ/JPMorgan Growth Stock

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® Series 19 Series E

Life Policies: Corporate Owned Incentive Life®; Incentive Life® ’02; Incentive Life COLI ’04; Paramount LifeSM; Survivorship Incentive LifeSM ’02

EQ/JPMorgan Value Opportunities

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0

Life Policies: Corporate Owned Incentive Life®; Corporate Sponsored Variable Universal Life; Incentive Life® ’02; Incentive Life COLI ’04; Survivorship Incentive LifeSM ’02

EQ/Large Cap Core Managed Volatility	Life Policies: Corporate Owned Incentive Life®; Incentive Life® ’02; Incentive Life COLI ’04; Paramount LifeSM; Survivorship Incentive LifeSM ’02

EQ/Large Cap Growth Index EQ/Mid Cap Index EQ/Value Equity

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® Series 19 Series E

Life Policies: Corporate Owned Incentive Life®; Incentive Life® ’02; Incentive Life COLI ’04; Paramount LifeSM; Survivorship Incentive LifeSM ’02

EQ/Large Cap Value Index

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® Series 19 Series E

Life Policies: IL Protector; Incentive Life® ’02; Survivorship 2000SM; Survivorship Incentive LifeSM ’02

EQ/Large Cap Value Managed Volatility

Annuity Products: EQUI-VEST® (Series 100-500); EQUI-VEST® Employer-Sponsored Retirement Plans; MomentumSM; MomentumSM Plus; Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® Series 19 Series E; Variable Immediate Annuity; Retirement Investment Account®; 300+ Series

Life Policies: Corporate Owned Incentive Life®; Corporate Sponsored Variable Universal Life; IL Protector; Incentive Life® ’02; Incentive Life COLI; Incentive Life COLI ’04; Paramount LifeSM; Survivorship 2000SM; Survivorship Incentive LifeSM ’02

5

Target Portfolio	Contract or Policy

EQ/Loomis Sayles Growth

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® 19 Series E

Life Policies: Corporate Owned Incentive Life®; IL Protector; Incentive Life COLI; Incentive Life COLI ’04; Survivorship 2000SM

EQ/MFS International Growth

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® Series 19 Series E

EQ/Mid Cap Value Managed Volatility

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® Series 19 Series E

Life Policies: Corporate Owned Incentive Life®; Corporate Sponsored Variable Universal Life; IL Protector; Incentive Life®; Incentive Life® ’02; Incentive Life® ’06; Incentive Life COLI; Incentive Life COLI ’04; Incentive Life Legacy®; Incentive Life Optimizer®; Paramount LifeSM; Survivorship 2000SM; Survivorship Incentive LifeSM ’99; Survivorship Incentive LifeSM ’02; Survivorship Incentive LifeSM Legacy

EQ/PIMCO Ultra Short Bond

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® Series 19 Series E

Life Policies: Corporate Sponsored Variable Universal Life; IL Protector; Incentive Life® ’02; Paramount LifeSM; Survivorship 2000SM; Survivorship Incentive LifeSM ’02

EQ/Small Company Index

Annuity Products: Retirement Cornerstone® Series; Retirement Cornerstone® Series 12.0; Retirement Cornerstone® Series 13.0; Retirement Cornerstone® Series 15.0; Retirement Cornerstone® Series 15.0 Series E; Retirement Cornerstone® Series 15A; Retirement Cornerstone® Series 15A Series E; Retirement Cornerstone® Series 15B; Retirement Cornerstone® Series 15B Series E; Retirement Cornerstone® Series 17; Retirement Cornerstone® Series 17 Series E; Retirement Cornerstone® Series 19; Retirement Cornerstone® Series 19 Series E

Life Policies: Corporate Owned Incentive Life®; Corporate Sponsored Variable Universal Life; IL Protector; Incentive Life ’02; Incentive Life COLI; Incentive Life COLI ’04; Paramount LifeSM; Survivorship 2000SM; Survivorship Incentive LifeSM ‘02

Multimanager Core Bond	Life Policies: Corporate Owned Incentive Life®; Corporate Sponsored Variable Universal Life; Incentive Life® ’02; Incentive Life COLI ’04; Paramount LifeSM; Survivorship Incentive LifeSM ’02

Multimanager Technology	Life Policies: Corporate Owned Incentive Life®; Incentive Life® ’02; Incentive Life COLI ’04; Paramount LifeSM; Survivorship Incentive LifeSM ’02

6

Survivorship Incentive LifeSM ‘99

Equitable Financial Life Insurance Company

Issued through: Separate Account FP

Modernized Alternative Disclosure Annual Notice Document

May 1, 2024

This Modernized Alternative Disclosure Annual Notice Document (“Annual Notice”) provides certain updated information about your policy. In addition, this Annual Notice provides important information about your policy that you should review, including a list of Investment Options available under your policy. Please read this Annual Notice carefully and retain it with your policy prospectus and subsequent supplements and notices for future reference (collectively, the “Prospectus”). Equitable Financial Life Insurance Company (the “Company”) is providing this Annual Notice in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for variable insurance products.

The most recent policy prospectus, dated May 1, 2011, contains more information about the policy, including its features, benefits, and risks. You can find the prospectuses for the Investment Options listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account and Equitable Financial Life Insurance Company, and other information about the policy online at www.equitable.com/ICSR#EQH146696. You can also obtain this information at no cost by calling 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) or by sending an email request to EquitableFunds@dfinsolutions.com.

Additional general information about certain investment products, including variable life insurance contracts, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Cat #146696MAD (05/24)

Updated Information About the Policy

The information in this Annual Notice is a summary of certain policy features that have changed since the previous notice. This may not reflect all of the changes that have occurred since you entered into your policy.

INVESTMENT OPTIONS

There have been changes to the Appendix: “Investment Options available under the Policy” in this Annual Notice.

Investment Option Name Changes: EQ/JPMorgan Growth Stock Portfolio (formerly EQ/T. Rowe Price Growth Stock Portfolio); Macquarie VIP High Income Series (formerly Delaware Ivy VIP High Income).

Portfolio Reorganization: Certain portfolios of the EQ Premier VIP Trust (the “Acquired Trust Portfolios”) were reorganized into substantially identical, newly created portfolios of the EQ Advisors Trust (the “Acquiring Trust Portfolios”). The investment objectives, policies, principal strategies, principal risks, and the fees and expenses of the Acquired Trust Portfolios and corresponding Acquiring Trust Portfolios are substantially identical, and their Investment Manager did not change. The Acquired Trust Portfolios under your policy were removed as investment options, and the corresponding Acquiring Trust Portfolios were added as available investment options (subject to any applicable allocation restrictions) without impacting your policy account value, investment allocations, or expenses.

2

Important Information You Should Consider About the Policy

FEES AND EXPENSES

Charges for Early Withdrawals

We will not deduct a charge for making a partial withdrawal from your policy; however, if you surrender the policy in its first fifteen years or the first 15 years after you have requested an increase in your policy’s face amount, you will be subject to a surrender charge of up to 1.032% of face amount. For example, if you surrender your policy in the first year and the policy face amount was $100,000, you could pay a surrender charge of up to $1,032.

For more information on the impacts of withdrawals, please refer to “Making withdrawals from your policy” in the Prospectus. For more information on surrender charges, please refer to “Deducting policy charges” in the Prospectus.

Transaction Charges

In addition to surrender charges, you may be subject to other transaction charges, including charges on each premium paid under the policy, charges in connection with requests to decrease your policy’s face amount, transfer fees, and requests to exercise the option to receive a living benefits rider, if available.

For more information on transaction charges, please refer to “Tables of policy charges” in the Prospectus.

Ongoing Fees and Expenses (annual charges)	In addition to transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy, administration and mortality risks, loan charges and the cost of optional benefits available under the policy. Such fees and expenses may be based on characteristics of the insured (e.g., age, sex, risk class and particular health, occupational or vocational risks). You should view the information pages of your policy for rates applicable to your policy.

You will also bear expenses associated with the variable investment options that you invest in (the “Portfolios”) under the policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Portfolios	0.57%	2.60%

Portfolio expenses are for the year ended December 31, 2023, and may be based, in part, on estimated amounts of such expenses and may change from year to year.

For more information on ongoing fees and expenses, please refer to “Tables of policy charges” and “More information about certain policy charges” in the Prospectus, and Appendix: “Investment Options available under the Policy” in this Annual Notice.

RISKS

Risk of Loss	You may lose money by investing in the policy.

Not a Short-Term Investment	The policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The policy is designed to provide benefits on a long-term basis. Consequently, you should not use the policy as a short-term investment or savings vehicle.

Risks Associated with Investment Options

An investment in the policy is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the policy and the guaranteed investment option (GIO), each of which has its own unique risks. You should review the Portfolios’ prospectuses and the “Guaranteed interest option” section in “Risk/benefit summary: Policy features, benefits and risks” in the Prospectus before making an investment decision. Portfolio prospectuses are available at www.equitable.com/ICSR#EQH146696.

For more information on the Portfolios, please refer to Appendix: “Investment Options available under the Policy” in this Annual Notice.

3

Insurance Company Risks	An investment in the policy is subject to the risks related to the Company. Any policy obligations (including under the fixed rate option), guarantees, or benefits are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available at https://equitable.com/about-us/financial-strength-ratings. More information about the Company’s general account can be found in “About our general account” in the Prospectus.

Policy Lapse	Death benefits will not be paid if the policy has lapsed. Your policy may lapse if, due to insufficient premium payments, poor investment performance, withdrawals, unpaid loans or loan interest, your Net Cash Surrender Value does not cover policy charges. If your policy provides for a no-lapse guarantee, you may have to pay more premiums to keep your policy from terminating. If your policy lapses, you will be notified in writing and given an opportunity to make additional payments to reinstate your policy.
For more information on how to prevent your policy from lapsing, please refer to “The minimum amount of premiums you must pay” and “You can guarantee that your policy will not terminate before a certain date” in the Prospectus.
RESTRICTIONS

Investments	You may allocate your premiums to any of the Portfolios set forth in Appendix: “Investment Options available under the Policy”. We reserve the right to remove or substitute Portfolios as investment options under the policy.

Currently, the total of all transfers of variable investment options you make on the same day must be at least $500; except that you may transfer your entire balance in a single Portfolio, even if it is less than $500. We may limit transfers you can make out of the guaranteed interest option. For more information, please refer to “Restrictions on transfer out of the guaranteed interest option” in “Transfers you can make” in the Prospectus.

We allow only one request for transfers each day (although that request can cover multiple transfers). Only written transfer requests submitted to our Administrative Office may be processed for Policies that are jointly owned or assigned. We reserve the right to limit Policy transfers if we determine that you are engaged in a disruptive transfer activity, such as “market timing.”

For more information please refer to “Variable investment options” and “Transfers you can make” in the Prospectus.

Optional Benefits	As a policy owner, you may have been able to obtain extra benefits, which may require additional charges. These optional benefits are described in what is known as a “rider” to the policy.

Optional benefits are subject to additional charges and payments made under these benefits are generally subject to the same transaction fees as other premium payments but may be treated differently for other purposes (e.g., certain death benefit minimums). Optional benefits are not available for all ages (or may terminate at certain ages) and underwriting classifications. We may stop offering an optional benefit at any time.

For more information on optional benefits and other limitations under the policy, please refer to “Other benefits you can add by rider,” and “Suicide and certain misstatements” in the Prospectus.
TAXES
Tax Implications	You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy. There is no additional tax benefit to the investor if the policy is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.

For more information on tax implications relating to policy investments, please refer to “Tax information” in the Prospectus.

4

CONFLICTS OF INTEREST
Investment Professional Compensation	Some financial professionals may receive compensation for selling the policy to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this policy over another investment.

For more information on investment professional compensation, please refer to “Distribution of the policies” in the Prospectus.
Exchanges	Some investment professionals may have a financial incentive to offer you a new policy in place of the one you already own. You should only exchange your policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable to purchase the new policy, rather than continue to own your current policy.

For more information on exchanges, please refer to the paragraph titled “Section 1035 exchanges of policies with outstanding loans” under “How you can pay for and contribute to your policy” and “Future policy exchanges” in the Prospectus.

5

Appendix: Investment Options available under the Policy

The following is a list of Portfolio Companies available under the Policy. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH146696. You can request this information at no cost by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com.

The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your policy may charge. Expenses would be higher and performance would be lower if these charges were included. Each variable investment option’s past performance is not necessarily an indication of future performance.

Affiliated Portfolio Companies:

		Current Expenses		Average Annual Total Returns (as of 12/31/2023)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Equity	1290 VT Equity Income — Equitable Investment Management Group, LLC (“EIMG”); Barrow, Hanley, Mewhinney & Strauss, LLC d/b/a Barrow Hanley Global Investors	0.95%	^	5.49%	10.25%	7.23%
Specialty	1290 VT GAMCO Mergers & Acquisitions — EIMG; GAMCO Asset Management, Inc.	1.29%	^	9.53%	4.22%	3.39%
Equity	1290 VT GAMCO Small Company Value — EIMG; GAMCO Asset Management, Inc.	1.06%		21.04%	12.82%	7.94%
Equity	1290 VT Small Cap Value — EIMG; BlackRock Investment Management, LLC, Horizon Kinetics Asset Management LLC	1.17%	^	5.79%	12.69%	—
Equity	1290 VT SmartBeta Equity ESG — EIMG; AXA Investment Managers US Inc.	1.10%	^	16.49%	11.53%	8.52%
Equity	1290 VT Socially Responsible — EIMG; BlackRock Investment Management, LLC	0.92%		27.50%	15.12%	11.32%
Equity	EQ/2000 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.84%		15.99%	8.76%	6.15%
Equity	EQ/400 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.85%	^	15.44%	11.32%	8.11%
Equity	EQ/500 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.81%		25.27%	14.21%	10.71%
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.93%		17.70%	10.59%	7.78%
Asset Allocation	EQ/Aggressive Allocation† — EIMG	1.18%		18.37%	10.23%	7.07%
Asset Allocation	EQ/All Asset Growth Allocation — EIMG	1.25%	^	14.15%	7.70%	5.27%
Equity	EQ/American Century Mid Cap Value — EIMG; American Century Investment Management, Inc.	1.00%	^	5.98%	10.88%	—
Equity	EQ/Capital Group Research — EIMG; Capital International, Inc.	0.97%	^	22.98%	14.97%	11.34%
Equity	EQ/ClearBridge Large Cap Growth ESG — EIMG; ClearBridge Investments, LLC	1.00%	^	45.91%	15.78%	10.70%
Equity	EQ/Common Stock Index — EIMG; AllianceBernstein L.P.	0.67%	^	25.13%	14.45%	10.79%
Asset Allocation	EQ/Conservative Allocation† — EIMG	1.00%	^	8.02%	2.60%	2.15%
Asset Allocation	EQ/Conservative-Plus Allocation† — EIMG	0.85%	^	10.86%	4.76%	3.57%
Fixed Income	EQ/Core Bond Index — EIMG; SSGA Funds Management, Inc.	0.64%	^	4.51%	1.02%	1.11%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%	^	4.51%	1.94%	1.60%
Equity	EQ/Equity 500 Index — EIMG; AllianceBernstein L.P.	0.54%	^	25.57%	15.03%	11.37%
Equity	EQ/Fidelity Institutional AM® Large Cap — EIMG; FIAM LLC	0.87%	^	31.38%	16.55%	—
Equity	EQ/Franklin Rising Dividends — EIMG; Franklin Advisers, Inc.	0.87%	^	12.13%	13.88%	—
Equity	EQ/Global Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.10%	^	21.37%	9.74%	6.29%
Equity	EQ/Goldman Sachs Mid Cap Value — EIMG; Goldman Sachs Asset Management L.P.	1.09%	^	11.22%	12.97%	—
Fixed Income	EQ/Intermediate Government Bond — EIMG; SSGA Funds Management, Inc.	0.64%	^	3.87%	0.39%	0.56%
Equity	EQ/International Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.06%		16.85%	7.96%	3.55%

6

		Current Expenses		Average Annual Total Returns (as of 12/31/2023)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Equity	EQ/International Equity Index — EIMG; AllianceBernstein L.P.	0.72%	^	19.04%	8.10%	3.69%
Equity	EQ/International Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.87%		16.86%	7.32%	3.27%
Equity	EQ/International Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Harris Associates LP	1.03%		18.52%	7.60%	3.02%
Equity	EQ/Invesco Comstock — EIMG; Invesco Advisers, Inc.	1.00%	^	12.01%	13.18%	8.70%
Specialty	EQ/Invesco Global Real Assets — EIMG; Invesco Advisers, Inc.	1.16%		10.08%	5.45%	—
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.05%		17.01%	13.08%	7.62%
Equity	EQ/JPMorgan Growth Stock — EIMG; J.P. Morgan Investment Management Inc.	0.96%	^	46.33%	12.84%	11.28%
Equity	EQ/JPMorgan Value Opportunities — EIMG; J.P. Morgan Investment Management Inc.	0.96%		10.90%	14.17%	10.12%
Equity	EQ/Large Cap Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.90%		23.98%	14.26%	10.58%
Equity	EQ/Large Cap Growth Index — EIMG; AllianceBernstein L.P.	0.73%		41.54%	18.63%	14.02%
Equity	EQ/Large Cap Growth Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.88%		38.97%	16.20%	12.47%
Equity	EQ/Large Cap Value Index — EIMG; AllianceBernstein L.P.	0.74%		10.71%	10.15%	7.66%
Equity	EQ/Large Cap Value Managed Volatility† — EIMG; AllianceBernstein L.P.	0.87%		14.01%	10.78%	7.82%
Equity	EQ/Lazard Emerging Markets Equity — EIMG; Lazard Asset Management LLC	1.35%	^	21.68%	5.11%	—
Equity	EQ/Loomis Sayles Growth — EIMG; Loomis, Sayles & Company, L.P.	1.05%	^	43.89%	15.66%	13.24%
Equity	EQ/MFS International Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	14.52%	9.28%	6.12%
Equity	EQ/MFS International Intrinsic Value — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.15%	^	17.37%	8.29%	—
Equity	EQ/MFS Mid Cap Focused Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	22.32%	13.41%	—
Specialty	EQ/MFS Technology — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.14%		54.10%	17.38%	—
Equity	EQ/Mid Cap Index — EIMG; AllianceBernstein L.P.	0.65%	^	15.77%	11.88%	8.54%
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.97%		13.19%	10.36%	7.21%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.11%		12.31%	5.76%	4.17%
Asset Allocation	EQ/Moderate-Plus Allocation† — EIMG	1.13%		15.36%	8.10%	5.67%
Cash/Cash Equivalent	EQ/Money Market* — EIMG; Dreyfus, a division of Mellon Investments Corporation	0.69%		4.47%	1.48%	0.90%
Equity	EQ/Morgan Stanley Small Cap Growth — EIMG; BlackRock Investment Management, LLC, Morgan Stanley Investment Management, Inc.	1.15%	^	34.45%	15.17%	—
Fixed Income	EQ/PIMCO Real Return — EIMG; Pacific Investment Management Company LLC	2.26%	^	3.53%	3.13%	—
Fixed Income	EQ/PIMCO Total Return ESG — EIMG; Pacific Investment Management Company LLC	0.87%	^	5.63%	1.11%	—
Fixed Income	EQ/PIMCO Ultra Short Bond — EIMG; Pacific Investment Management Company LLC	0.88%	^	5.56%	1.61%	1.25%
Fixed Income	EQ/Quality Bond PLUS — EIMG; AllianceBernstein L.P., Pacific Investment Management Company LLC	0.86%		4.35%	0.51%	0.84%
Equity	EQ/Small Company Index — EIMG; AllianceBernstein L.P.	0.64%		16.72%	10.06%	7.01%
Equity	EQ/Value Equity — EIMG; Aristotle Capital Management, LLC	0.92%		19.52%	10.06%	6.90%
Specialty	EQ/Wellington Energy — EIMG; Wellington Management Company LLP	1.19%	^	5.99%	3.78%	—
Asset Allocation	Equitable Conservative Growth MF/ETF Portfolio — EIMG	1.10%	^	9.86%	7.20%	4.77%
Equity	Multimanager Aggressive Equity — EIMG; AllianceBernstein L.P.	1.00%		38.29%	15.92%	12.48%
Fixed Income	Multimanager Core Bond — EIMG; BlackRock Financial Management, Inc., DoubleLine Capital LP, Pacific Investment Management Company LLC, SSGA Funds Management, Inc.	0.87%	^	5.15%	0.63%	1.21%
Specialty	Multimanager Technology — EIMG; AllianceBernstein L.P., FIAM LLC, Wellington Management Company LLP	1.24%	^	49.53%	19.07%	16.18%
Asset Allocation	Target 2025 Allocation — EIMG	1.10%	^	13.58%	7.42%	5.42%

7

		Current Expenses		Average Annual Total Returns (as of 12/31/2023)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Asset Allocation	Target 2035 Allocation — EIMG	1.09%		16.56%	9.12%	6.47%
Asset Allocation	Target 2045 Allocation — EIMG	1.08%		18.11%	10.15%	7.12%
Asset Allocation	Target 2055 Allocation — EIMG	1.10%	^	19.82%	11.22%	—
^	This Portfolio’s annual expenses reflect temporary fee reductions.
†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†“.

*

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

Unaffiliated Portfolio Companies:

		Current Expenses		Average Annual Total Returns (as of 12/31/2023)
TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable			1 year	5 year	10 year
Equity	American Funds Insurance Series® Global Small Capitalization Fund — Capital Research and Management Company	1.16%	^	15.79%	8.03%	5.51%
Equity	American Funds Insurance Series® New World Fund® — Capital Research and Management Company	1.07%	^	15.67%	8.37%	4.43%
Equity	Fidelity® VIP Growth & Income Portfolio — Fidelity Management and Research Company (FMR)	0.74%		18.37%	14.50%	9.99%
Equity	Fidelity® VIP Mid Cap Portfolio — Fidelity Management and Research Company (FMR)	0.82%		14.80%	12.17%	7.86%
Equity	Franklin Small Cap Value VIP Fund — Franklin Mutual Advisers, LLC	0.91%	^	12.75%	11.06%	7.04%
Equity	Invesco V.I. Main Street Mid Cap Fund® — Invesco Advisers, Inc.	1.19%		14.14%	10.32%	6.45%
Equity	Invesco V.I. Small Cap Equity Fund — Invesco Advisers, Inc.	1.20%		16.26%	12.14%	6.28%
Fixed Income	Macquarie VIP High Income Series(1) — Delaware Management Company; Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited, Macquarie Investment Management Global Limited	0.96%		11.95%	4.46%	3.70%
Equity	MFS® Investors Trust Series — Massachusetts Financial Services Company	1.03%	^	18.66%	13.27%	10.00%
Equity	MFS® Massachusetts Investors Growth Stock Portfolio — Massachusetts Financial Services Company	0.98%	^	23.70%	16.39%	12.44%
Specialty	PIMCO CommodityRealReturn® Strategy Portfolio — Pacific Investment Management Company LLC	1.58%	^	-7.93%	8.46%	-0.90%
Equity	T. Rowe Price Equity Income Portfolio - II — T. Rowe Price Associates, Inc.	0.99%		9.31%	10.92%	7.57%
Equity	Templeton Developing Markets VIP Fund — Templeton Asset Management Ltd.	1.35%	^	12.62%	4.22%	2.32%
Fixed Income	Templeton Global Bond VIP Fund — Franklin Advisers, Inc.	0.75%	^	2.88%	-2.13%	-0.66%
Specialty	VanEck VIP Global Resources Fund — Van Eck Associates Corporation	1.36%		-3.84%	10.34%	-1.26%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
(1)

This is the variable investment option’s new name. The variable investment option’s former name is Delaware Ivy VIP High Income which may continue to be used in certain documents for a period of time after the date of this prospectus.

8

Survivorship Incentive LifeSM ’99

Issued by

Equitable Financial Life Insurance Company

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the policy, dated May 1, 2011, contains more information about the policy. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this Annual Notice.

SEC Contract Identifier: C000024626

(#559122)

Survivorship Incentive LifeSM ‘02

Equitable Financial Life Insurance Company

Issued through: Separate Account FP

Modernized Alternative Disclosure Annual Notice Document

May 1, 2024

This Modernized Alternative Disclosure Annual Notice Document (“Annual Notice”) provides certain updated information about your policy. In addition, this Annual Notice provides important information about your policy that you should review, including a list of Investment Options available under your policy. Please read this Annual Notice carefully and retain it with your policy prospectus and subsequent supplements and notices for future reference (collectively, the “Prospectus”). Equitable Financial Life Insurance Company (the “Company”) is providing this Annual Notice in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for variable insurance products.

The most recent policy prospectus, dated May 1, 2011, contains more information about the policy, including its features, benefits, and risks. You can find the prospectuses for the Investment Options listed in the appendix to this Annual Notice, the most recent audited financial statements of the separate account and Equitable Financial Life Insurance Company, and other information about the policy online at www.equitable.com/ICSR#EQH146697. You can also obtain this information at no cost by calling 1-800-777-6510 (for U.S. residents) or 1-704-341-7000 (outside of the U.S.) or by sending an email request to EquitableFunds@dfinsolutions.com.

Additional general information about certain investment products, including variable life insurance contracts, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

Cat #146697MAD (05/24)

Updated Information About the Policy

The information in this Annual Notice is a summary of certain policy features that have changed since the previous notice. This may not reflect all of the changes that have occurred since you entered into your policy.

INVESTMENT OPTIONS

There have been changes to the Appendix: “Investment Options available under the Policy” in this Annual Notice.

Investment Option Name Changes: EQ/JPMorgan Growth Stock Portfolio (formerly EQ/T. Rowe Price Growth Stock Portfolio); Macquarie VIP High Income Series (formerly Delaware Ivy VIP High Income).

Portfolio Reorganization: Certain portfolios of the EQ Premier VIP Trust (the “Acquired Trust Portfolios”) were reorganized into substantially identical, newly created portfolios of the EQ Advisors Trust (the “Acquiring Trust Portfolios”). The investment objectives, policies, principal strategies, principal risks, and the fees and expenses of the Acquired Trust Portfolios and corresponding Acquiring Trust Portfolios are substantially identical, and their Investment Manager did not change. The Acquired Trust Portfolios under your policy were removed as investment options, and the corresponding Acquiring Trust Portfolios were added as available investment options (subject to any applicable allocation restrictions) without impacting your policy account value, investment allocations, or expenses.

Important Information You Should Consider About the Policy

FEES AND EXPENSES

Charges for Early Withdrawals

We will not deduct a charge for making a partial withdrawal from your policy; however, if you surrender the policy in its first ten years or the first 10 years after you have requested an increase in your policy’s face amount, you will be subject to a surrender charge of up to 1.032% of face amount. For example, if you surrender your policy in the first year and the policy face amount was $100,000, you could pay a surrender charge of up to $1,032.

For more information on the impacts of withdrawals, please refer to “Making withdrawals from your policy” in the Prospectus. For more information on surrender charges, please refer to “Deducting policy charges” in the Prospectus.

Transaction Charges

In addition to surrender charges, you may be subject to other transaction charges, including charges on each premium paid under the policy, charges in connection with requests to decrease your policy’s face amount, transfer fees, and requests to exercise the option to receive a living benefits rider, if available.

For more information on transaction charges, please refer to “Tables of policy charges” in the Prospectus.

Ongoing Fees and Expenses (annual charges)

In addition to transaction charges, an investment in the policy is subject to certain ongoing fees and expenses, including fees and expenses covering the cost of insurance under the policy, administration and mortality risks, loan charges and the cost of optional benefits available under the policy. Such fees and expenses may be based on characteristics of the insured (e.g., age, sex, risk class and particular health, occupational or vocational risks). You should view the information pages of your policy for rates applicable to your policy.

You will also bear expenses associated with the variable investment options that you invest in (the “Portfolios”) under the policy, as shown in the following table:

Annual Fee	Minimum	Maximum
Portfolios	0.57%	2.60%

Portfolio expenses are for the year ended December 31, 2023, and may be based, in part, on estimated amounts of such expenses and may change from year to year.

For more information on ongoing fees and expenses, please refer to “Tables of policy charges” and “More information about certain policy charges” in the Prospectus, and Appendix: “Investment Options available under the Policy” in this Annual Notice.

RISKS

Risk of Loss	You may lose money by investing in the policy.

Not a Short-Term Investment	The policy is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The policy is designed to provide benefits on a long-term basis. Consequently, you should not use the policy as a short-term investment or savings vehicle.

Risks Associated with Investment Options	An investment in the policy is subject to the risk of poor investment performance and can vary depending on the performance of the Portfolios available under the policy and the guaranteed investment option (“GIO”), each of which has its own unique risks. You should review the Portfolios’ prospectuses and the “Guaranteed interest option” section in “Risk/benefit summary: Policy features, benefits and risks” in the Prospectus before making an investment decision. Portfolio prospectuses are available at www.equitable.com/ICSR#EQH146697.
For more information on the Portfolios, please refer to Appendix: “Investment Options available under the Policy” in this Annual Notice.

Insurance Company Risks	An investment in the policy is subject to the risks related to the Company. Any policy obligations (including under the GIO), guarantees, or benefits are subject to the claims-paying ability of the Company. More information about the Company, including its financial strength ratings, is available at https://equitable.com/about-us/financial-strength-ratings. More information about the Company’s general account can be found in “About our general account” in the Prospectus.

Policy Lapse	Death benefits will not be paid if the policy has lapsed. Your policy may lapse if, due to insufficient premium payments, poor investment performance, withdrawals, unpaid loans or loan interest, your net policy account value does not cover policy charges. If your policy provides for a no-lapse guarantee, you may have to pay more premiums to keep your policy from terminating. If your policy lapses, you will be notified in writing and given an opportunity to make additional payments to reinstate your policy.
For more information on how to prevent your policy from lapsing, please refer to “The minimum amount of premiums you must pay” and “You can guarantee that your policy will not terminate before a certain date” in the Prospectus.
RESTRICTIONS

Investments	You may allocate your premiums to any of the Portfolios set forth in Appendix: “Investment Options available under the Policy”. We reserve the right to remove or substitute Portfolios as investment options under the policy.

Currently, the total of all transfers of variable investment options you make on the same day must be at least $500; except that you may transfer your entire balance in a single Portfolio, even if it is less than $500. We may limit transfers you can make out of the guaranteed interest option. For more information, please refer to “Restrictions on transfer out of the guaranteed interest option” in “Transfers you can make” in the Prospectus.

We allow only one request for transfers each day (although that request can cover multiple transfers). Only written transfer requests submitted to our Administrative Office may be processed for Policies that are jointly owned or assigned. We reserve the right to limit Policy transfers if we determine that you are engaged in a disruptive transfer activity, such as “market timing.”

For more information please refer to “Variable investment options” and “Transfers you can make” in the Prospectus.

Optional Benefits	As a policy owner, you may have been able to obtain extra benefits, which may require additional charges. These optional benefits are described in what is known as a “rider” to the policy.

Optional benefits are subject to additional charges and payments made under these benefits are generally subject to the same transaction fees as other premium payments but may be treated differently for other purposes (e.g., certain death benefit minimums). Optional benefits are not available for all ages (or may terminate at certain ages) and underwriting classifications. We may stop offering an optional benefit at any time.

For more information on optional benefits and other limitations under the policy, please refer to “Other benefits you can add by rider,” and “Suicide and certain misstatements” in the Prospectus.
TAXES

Tax Implications	You should consult with a tax professional to determine the tax implications of an investment in and payments received under the policy. There is no additional tax benefit to the investor if the policy is purchased through a tax-qualified plan or individual retirement account (IRA). Withdrawals will be subject to ordinary income tax and may be subject to tax penalties.

For more information on tax implications relating to policy investments, please refer to “Tax information” in the Prospectus.

CONFLICTS OF INTEREST

Investment Professional Compensation	Some financial professionals may receive compensation for selling the policy to you, both in the form of commissions or in the form of contribution-based compensation. Financial professionals may also receive additional compensation for enhanced marketing opportunities and other services (commonly referred to as “marketing allowances”). This conflict of interest may influence the financial professional to recommend this policy over another investment.

For more information on investment professional compensation, please refer to “Distribution of the policies” in the Prospectus.

Exchanges	Some investment professionals may have a financial incentive to offer you a new policy in place of the one you already own. You should only exchange your policy if you determine, after comparing the features, fees, and risks of both policies, that it is preferable to purchase the new policy, rather than continue to own your current policy.

For more information on exchanges, please refer to the paragraph titled “Section 1035 exchanges of policies with outstanding loans” under “How you can pay for and contribute to your policy” and “Future policy exchanges” in the Prospectus.

Appendix: Investment Options available under the Policy

The following is a list of Portfolio Companies available under the Policy. More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at www.equitable.com/ICSR#EQH146697. You can request this information at no cost by calling 1-877-522-5035 or by sending an email request to EquitableFunds@dfinsolutions.com.

The current expenses and performance information below reflects fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that your policy may charge. Expenses would be higher and performance would be lower if these charges were included. Each variable investment option’s past performance is not necessarily an indication of future performance.

Affiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2023)
				1 year	5 year	10 year
Equity	1290 VT Equity Income — Equitable Investment Management Group, LLC (“EIMG”); Barrow, Hanley, Mewhinney & Strauss, LLC d/b/a Barrow Hanley Global Investors	0.95%	^	5.49%	10.25%	7.23%
Specialty	1290 VT GAMCO Mergers & Acquisitions — EIMG; GAMCO Asset Management, Inc.	1.29%	^	9.53%	4.22%	3.39%
Equity	1290 VT GAMCO Small Company Value — EIMG; GAMCO Asset Management, Inc.	1.06%		21.04%	12.82%	7.94%
Equity	1290 VT Small Cap Value — EIMG; BlackRock Investment Management, LLC, Horizon Kinetics Asset Management LLC	1.17%	^	5.79%	12.69%	—
Equity	1290 VT SmartBeta Equity ESG — EIMG; AXA Investment Managers US Inc.	1.10%	^	16.49%	11.53%	8.52%
Equity	1290 VT Socially Responsible — EIMG; BlackRock Investment Management, LLC	0.92%		27.50%	15.12%	11.32%
Equity	EQ/2000 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.84%		15.99%	8.76%	6.15%
Equity	EQ/400 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.85%	^	15.44%	11.32%	8.11%
Equity	EQ/500 Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.81%		25.27%	14.21%	10.71%
Equity	EQ/AB Small Cap Growth — EIMG; AllianceBernstein L.P.	0.93%		17.70%	10.59%	7.78%
Asset Allocation	EQ/Aggressive Allocation† — EIMG	1.18%		18.37%	10.23%	7.07%
Asset Allocation	EQ/All Asset Growth Allocation — EIMG	1.25%	^	14.15%	7.70%	5.27%
Equity	EQ/American Century Mid Cap Value — EIMG; American Century Investment Management, Inc.	1.00%	^	5.98%	10.88%	—
Equity	EQ/Capital Group Research — EIMG; Capital International, Inc.	0.97%	^	22.98%	14.97%	11.34%
Equity	EQ/ClearBridge Large Cap Growth ESG — EIMG; ClearBridge Investments, LLC	1.00%	^	45.91%	15.78%	10.70%
Equity	EQ/Common Stock Index — EIMG; AllianceBernstein L.P.	0.67%	^	25.12%	14.45%	10.80%
Asset Allocation	EQ/Conservative Allocation† — EIMG	1.00%	^	8.02%	2.60%	2.15%
Asset Allocation	EQ/Conservative-Plus Allocation† — EIMG	0.85%	^	10.86%	4.76%	3.57%
Fixed Income	EQ/Core Bond Index — EIMG; SSGA Funds Management, Inc.	0.64%	^	4.51%	1.02%	1.11%
Fixed Income	EQ/Core Plus Bond — EIMG; Brandywine Global Investment Management, LLC, Loomis, Sayles & Company, L.P.	0.93%	^	4.50%	1.87%	1.59%
Equity	EQ/Equity 500 Index — EIMG; AllianceBernstein L.P.	0.54%	^	25.57%	15.04%	11.37%
Equity	EQ/Fidelity Institutional AM® Large Cap — EIMG; FIAM LLC	0.87%	^	31.38%	16.55%	—
Equity	EQ/Franklin Rising Dividends — EIMG; Franklin Advisers, Inc.	0.87%	^	12.13%	13.88%	—
Equity	EQ/Global Equity Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.10%	^	21.37%	9.74%	6.29%
Equity	EQ/Goldman Sachs Mid Cap Value — EIMG; Goldman Sachs Asset Management L.P.	1.09%	^	11.22%	12.97%	—
Fixed Income	EQ/Intermediate Government Bond — EIMG; SSGA Funds Management, Inc.	0.64%	^	3.85%	0.39%	0.56%
Equity	EQ/International Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	1.06%		16.85%	7.96%	3.55%

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2023)
				1 year	5 year	10 year
Equity	EQ/International Equity Index — EIMG; AllianceBernstein L.P.	0.72%	^	19.01%	8.09%	3.69%
Equity	EQ/International Managed Volatility† — EIMG; AllianceBernstein L.P., BlackRock Investment Management, LLC	0.87%		16.86%	7.32%	3.27%
Equity	EQ/International Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC, Harris Associates LP	1.03%		18.52%	7.60%	3.02%
Equity	EQ/Invesco Comstock — EIMG; Invesco Advisers, Inc.	1.00%	^	12.01%	13.18%	8.70%
Specialty	EQ/Invesco Global Real Assets — EIMG; Invesco Advisers, Inc.	1.16%		10.08%	5.45%	—
Equity	EQ/Janus Enterprise — EIMG; Janus Henderson Investors US LLC	1.05%		17.01%	13.08%	7.62%
Equity	EQ/JPMorgan Growth Stock — EIMG; J.P. Morgan Investment Management Inc.	0.96%	^	46.33%	12.84%	11.28%
Equity	EQ/JPMorgan Value Opportunities — EIMG; J.P. Morgan Investment Management Inc.	0.96%		10.90%	14.17%	10.12%
Equity	EQ/Large Cap Core Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.90%		23.98%	14.26%	10.58%
Equity	EQ/Large Cap Growth Index — EIMG; AllianceBernstein L.P.	0.73%		41.54%	18.63%	14.02%
Equity	EQ/Large Cap Growth Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.88%		38.97%	16.20%	12.47%
Equity	EQ/Large Cap Value Index — EIMG; AllianceBernstein L.P.	0.74%		10.71%	10.15%	7.66%
Equity	EQ/Large Cap Value Managed Volatility† — EIMG; AllianceBernstein L.P.	0.87%		14.01%	10.78%	7.82%
Equity	EQ/Lazard Emerging Markets Equity — EIMG; Lazard Asset Management LLC	1.35%	^	21.68%	5.11%	—
Equity	EQ/Loomis Sayles Growth — EIMG; Loomis, Sayles & Company, L.P.	1.05%	^	43.89%	15.66%	13.24%
Equity	EQ/MFS International Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	14.52%	9.28%	6.12%
Equity	EQ/MFS International Intrinsic Value — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.15%	^	17.37%	8.29%	—
Equity	EQ/MFS Mid Cap Focused Growth — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.10%	^	22.32%	13.41%	—
Specialty	EQ/MFS Technology — EIMG; Massachusetts Financial Services Company d/b/a MFS Investment Management	1.14%		54.10%	17.38%	—
Equity	EQ/Mid Cap Index — EIMG; AllianceBernstein L.P.	0.65%	^	15.77%	11.88%	8.54%
Equity	EQ/Mid Cap Value Managed Volatility† — EIMG; BlackRock Investment Management, LLC	0.97%		13.19%	10.36%	7.21%
Asset Allocation	EQ/Moderate Allocation† — EIMG	1.11%		12.35%	5.76%	4.18%
Asset Allocation	EQ/Moderate-Plus Allocation† — EIMG	1.13%		15.36%	8.10%	5.67%
Cash/Cash Equivalent	EQ/Money Market* — EIMG; Dreyfus, a division of Mellon Investments Corporation	0.69%		4.47%	1.48%	0.91%
Equity	EQ/Morgan Stanley Small Cap Growth — EIMG; BlackRock Investment Management, LLC, Morgan Stanley Investment Management, Inc.	1.15%	^	34.45%	15.17%	—
Fixed Income	EQ/PIMCO Real Return — EIMG; Pacific Investment Management Company LLC	2.26%	^	3.53%	3.13%	—
Fixed Income	EQ/PIMCO Total Return ESG — EIMG; Pacific Investment Management Company LLC	0.87%	^	5.63%	1.11%	—
Fixed Income	EQ/PIMCO Ultra Short Bond — EIMG; Pacific Investment Management Company LLC	0.88%	^	5.56%	1.61%	1.25%
Fixed Income	EQ/Quality Bond PLUS — EIMG; AllianceBernstein L.P., Pacific Investment Management Company LLC	0.86%		4.19%	0.51%	0.84%
Equity	EQ/Small Company Index — EIMG; AllianceBernstein L.P.	0.64%		16.72%	10.06%	7.01%
Equity	EQ/Value Equity — EIMG; Aristotle Capital Management, LLC	0.92%		19.52%	10.06%	6.90%
Specialty	EQ/Wellington Energy — EIMG; Wellington Management Company LLP	1.19%	^	5.99%	3.78%	—
Asset Allocation	Equitable Conservative Growth MF/ETF Portfolio — EIMG	1.10%	^	9.86%	7.20%	4.77%
Equity	Multimanager Aggressive Equity — EIMG; AllianceBernstein L.P.	1.00%		38.30%	15.92%	12.48%
Fixed Income	Multimanager Core Bond — EIMG; BlackRock Financial Management, Inc., DoubleLine Capital LP, Pacific Investment Management Company LLC, SSGA Funds Management, Inc.	0.87%	^	5.15%	0.63%	1.21%
Specialty	Multimanager Technology — EIMG; AllianceBernstein L.P., FIAM LLC, Wellington Management Company LLP	1.24%	^	49.53%	19.07%	16.18%

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2023)
				1 year	5 year	10 year
Asset Allocation	Target 2025 Allocation — EIMG	1.10%	^	13.58%	7.42%	5.42%
Asset Allocation	Target 2035 Allocation — EIMG	1.09%		16.56%	9.12%	6.47%
Asset Allocation	Target 2045 Allocation — EIMG	1.08%		18.11%	10.15%	7.12%
Asset Allocation	Target 2055 Allocation — EIMG	1.10%	^	19.82%	11.22%	—
^	This Portfolio’s annual expenses reflect temporary fee reductions.
†

EQ Managed Volatility Portfolios that include the EQ volatility management strategy as part of their investment objective and/or principal investment strategy, and the EQ/affiliated Fund of Fund Portfolios that invest in Portfolios that use the EQ volatility management strategy, are identified in the chart by a “†”.

*

The Portfolio operates as a “government money market fund.” The Portfolio will invest at least 99.5% of its total assets in U.S. government securities, cash, and/or repurchase agreements that are fully collateralized by U.S. government securities or cash.

Unaffiliated Portfolio Companies:

TYPE	Portfolio Company — Investment Adviser; Sub-Adviser(s), as applicable	Current Expenses		Average Annual Total Returns (as of 12/31/2023)
				1 year	5 year	10 year
Equity	American Funds Insurance Series® Global Small Capitalization Fund — Capital Research and Management Company	1.16%	^	15.79%	8.03%	5.51%
Equity	American Funds Insurance Series® New World Fund® — Capital Research and Management Company	1.07%	^	15.67%	8.37%	4.43%
Equity	Fidelity® VIP Growth & Income Portfolio — Fidelity Management and Research Company (FMR)	0.74%		18.37%	14.50%	9.99%
Equity	Fidelity® VIP Mid Cap Portfolio — Fidelity Management and Research Company (FMR)	0.82%		14.80%	12.17%	7.86%
Equity	Franklin Small Cap Value VIP Fund — Franklin Mutual Advisers, LLC	0.91%	^	12.75%	11.06%	7.04%
Equity	Invesco V.I. Main Street Mid Cap Fund® — Invesco Advisers, Inc.	1.19%		14.14%	10.32%	6.45%
Equity	Invesco V.I. Small Cap Equity Fund — Invesco Advisers, Inc.	1.20%		16.26%	12.14%	6.28%
Fixed Income	Macquarie VIP High Income Series(1) — Delaware Management Company; Macquarie Investment Management Austria Kapitalanlage AG, Macquarie Investment Management Europe Limited, Macquarie Investment Management Global Limited	0.96%		11.95%	4.46%	3.70%
Equity	MFS® Investors Trust Series — Massachusetts Financial Services Company	1.03%	^	18.66%	13.27%	10.00%
Equity	MFS® Massachusetts Investors Growth Stock Portfolio — Massachusetts Financial Services Company	0.98%	^	23.70%	16.39%	12.44%
Specialty	PIMCO CommodityRealReturn® Strategy Portfolio — Pacific Investment Management Company LLC	1.58%	^	-7.93%	8.46%	-0.90%
Equity	T. Rowe Price Equity Income Portfolio — II — T. Rowe Price Associates, Inc.	0.99%		9.31%	10.92%	7.57%
Equity	Templeton Developing Markets VIP Fund — Templeton Asset Management Ltd.	1.35%	^	12.62%	4.22%	2.32%
Fixed Income	Templeton Global Bond VIP Fund — Franklin Advisers, Inc.	0.75%	^	2.88%	-2.13%	-0.66%
Specialty	VanEck VIP Global Resources Fund — Van Eck Associates Corporation	1.36%		-3.84%	10.34%	-1.26%
^	This Portfolio’s annual expenses reflect temporary fee reductions.
(1)

This is the variable investment option’s new name. The variable investment option’s former name is Delaware Ivy VIP High Income which may continue to be used in certain documents for a period of time after the date of this prospectus.

Survivorship Incentive LifeSM ’02

Issued by

Equitable Financial Life Insurance Company

Please retain this Annual Notice for future reference. The last prospectus and statement of additional information for the policy, dated May 1, 2011, contains more information about the policy. You may contact us to request this additional information free of charge. Instructions for contacting us are included on the front cover page of this Annual Notice.

SEC Contract Identifier: C000024628

(#559322)